Free Writing Prospectus

Filed Pursuant to Rule 433(d)

Registration Statement 333-156118

Final Terms – Exchangeable Commodity Index Linked Notes due October 3, 2011

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.

An investment in the notes involves significant risks.  These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes.  In particular, you should note that the principal of the notes is not protected.

Issuer:	Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation)

Issuance Format:	USMTN Registered

Aggregate Initial Principal Amount:	USD $10,000,000

Pricing Date:	August 24, 2010

Issue Date:	August 31, 2010

Issue Price:	$10,000 per Note (100%)

Index:	Dow Jones-UBS IndexSM – Total Return

Maturity Date:	October 3, 2011

Payment at Maturity (or upon redemption):	The Redemption Price.

Optional Redemption:	On any Index Business Day up to but excluding September 26, 2011, the Holder may direct the Issuer to redeem a Note in whole at the applicable Redemption Price.

Automatic Redemption:

The Issuer will redeem a Note in full at the applicable Redemption Price if a Trigger Event occurs with respect to such Note. The Final Valuation Date for such Automatic Redemption will be the Index Business Day following the Index Business Day on which such Trigger Event occurred.

Trigger Event:

With respect to any Note, the official settlement price of the Index on any Index Business Day up to but excluding September 26, 2011 is equal to or less than 85% of the Initial Index Value with respect to such Note.

Redemption Price:

Redemption Amount plus interest accrued at the Coupon Rate of the principal amount of the Note being redeemed for the period from and including prior Coupon Reset Date to but excluding the related Settlement Date.

Redemption Amount:	[Max: Principal * [1 + 3 * (Index Result – Fees – Interest)], 0]

Principal:	In the case of the Payment at Maturity, an Automatic Redemption or an Optional Redemption of a Note, the entire outstanding principal amount of such Note

Index Result:	Final Index Value/Initial Index Value – 1

Final Index Value:	The official settlement price of the Index on the applicable Final Valuation Date, subject to the provisions relating to a Disruption Fallback.

Initial Index Value:	259.7449

Final Valuation Date:

(i) In the case of the Payment at Maturity, September 26, 2011, (ii) in the case of an Optional Redemption, the date on which the related notice of Optional Redemption is given, if such notice is given prior to 11:00 a.m., New York time on an Index Business Day, or, if such notice is given after 11:00 a.m. on an Index Business Day or on a day that is not an Index Business Day, the first Index Business Day following the date on which such notice is given and (iii) in the case of an Automatic Redemption, the Index Business Day immediately following the date on which the related Trigger Event occurs, and in each case, subject to the provisions in “Market Disruption Event” and “Disruption Fallback” below.

Fees:	0.17% multiplied by the number of days from and including the Pricing Date to but excluding the applicable Final Valuation Date divided by 365.

Interest:	Interest =

TBill d-1 = On each Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Reuters Telerate page 56, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Settlement Date:

(i) In the case of the Payment at Maturity, the Maturity Date, (ii) in the case of an Optional Redemption, the fifth Business Day following the Final Valuation Date in respect of such Optional Redemption, (iii) in the case of an Automatic Redemption, the fifth Business Day following the Final Valuation Date in respect of such Automatic Redemption and (iv) in the case of a Market Disruption Event on a Final Valuation Date, the fifth Business Day immediately following the date on which the Adjusted Final Index Value is determined.

Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for the applicable commodity.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Principal Protection:	None

Coupon Rate:	Three-Month USD LIBOR minus 0.27% per annum, subject to a minimum of 0%. Three-Month USD LIBOR, USD-LIBOR-BBA, will be taken from Reuters Page LIBOR01 as of 11:00 a.m. London time.

Coupon Payment Dates:

The 3rd of each January, April, July and October during which the Notes are outstanding, beginning October 3, 2010, subject to an adjustment in accordance with Modified Following Business Day Convention.

Coupon Reset:

The Initial Coupon Reset Date will be the Issue Date. Thereafter, quarterly on the 3rd of each January, April, July and October during which the Notes are outstanding, beginning October 3, 2010. Coupon Reset Dates will be adjusted.

Coupon Rate Day Count:	Actual/360

Payments:	Payments will be made through the facilities of DTC not later than 11:00 a.m. New York time on the applicable Settlement Date.

Form of Notes:	Book Entry (DTC)

Minimum Denomination:	USD10,000

Market Disruption Event:

(i) A material limitation, suspension or disruption of trading in one or more of the futures contracts included in the Index, (ii) the settlement price for any futures contract in the Index is a “limit price” or (iii) the exchange on which any futures contract included in the Index trades fails to report or publish a settlement price for such futures contract.

Determined by:	Calculation Agent

Disruption Fallback:

If a Market Disruption Event occurs on a Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (x) for those futures contracts included in the Index that did not suffer a Market Disruption Event on such Final Valuation Date, the final settlement prices for such futures contracts on such Final Valuation Date and (y) for each futures contract included in the Index that did suffer a Market Disruption Event on such Final Valuation Date, the final settlement price for such futures contract on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such futures contract was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will determine the price for the affected futures contracts that will be equal to the arithmetic mean, as determined by the Calculation Agent on the third Trading Day immediately succeeding such Final Valuation Date, of the prices of such futures contract determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for that futures contract, taking into consideration the latest available quote for such futures contract and any other information in good faith deemed relevant by such dealers. In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the relevant futures contract and, using that price, determine the Final Index Value.

Modification to Index:

If Dow Jones Indexes changes its method of calculating the Index in any material respect, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate any subsequent Initial Index Values and Final Index Values in accordance with such adjustments.

Replacement Index:

If, following the date on which a Note is issued, Dow Jones Indexes ceases to publish the Index and neither UBS nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to such Note shall be calculated by the Calculation Agent in accordance with the formula applied by Dow Jones Indexes to calculate the Index on the last day on which the Index was published.

Calculation Agent:	Morgan Stanley Capital Group Inc. The Calculation Agent will make all determinations to be made by it in good faith and in a commercially reasonable manner.

Governing Law:	New York

CUSIP:	00254EKK7

ISIN:	US00254EKK72